Exhibit 99.1

ASX ANNOUNCEMENT

21 June 2016

Appointment of Senior Medical Director

Melbourne, Australia, 21 June 2016: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a molecular diagnostics company specializing in women’s health, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic breast cancer, is pleased to announce the appointment of Dr. Susan J. Gross, MD, FRCSC, FACOG, FACMG as Senior Medical Director, effective 20 June 2016.

Dr. Gross received her medical degree from the University of Toronto, Ontario, Canada, where she completed her residency in Obstetrics and Gynecology, as well as a fellowship in Maternal Fetal Medicine and a second residency/fellowship in Medical Genetics at the University of Tennessee (Memphis). She is board certified in both Obstetrics and Gynecology and Medical Genetics and is a Professor of Clinical Obstetrics & Gynecology, Women’s Health, Pediatrics and Genetics at the Albert Einstein College of Medicine. She served as past division director for the Division of Reproductive Genetics at Montefiore Medical Center as well as Chairperson of the Department of Obstetrics and Gynecology and founder of the Human Genetics Laboratory at Jacobi Medical Center.

Dr. Gross has spent decades not only in research and medical education, but also direct patient care, overseeing both large and small practice systems. She has worked on national and international guideline committees and lectured and published extensively on screening and genetic testing with a focus on new technologies and public health policy. She was previously the Chief Medical Officer of Natera Inc., a public genomic diagnostics company and is now President of SJG Advisors LLC, a company that provides comprehensive medical affairs and digital media expertise to the diagnostics industry.

Genetic Technologies’ Chief Executive Officer Mr. Eutillio Buccilli commented on the appointment saying: “The addition of Dr. Gross to the Company’s Executive Team, adds a level of knowledge and experience that will be invaluable as the Company looks to build on the significant momentum generated so far in fiscal year 2016, and executes on its strategy to expand the reach of its lead breast cancer risk assessment test BREVAGenplus, across the U.S.”

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050